Baron Investment Funds Trust

767 Fifth Avenue, 49th Floor

New York, NY 10153

Tel: 212.583.2000

Fax: 212.583.2014

December 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Baron Investment Funds Trust – Post-Effective Amendment No. 59
(File Nos. 033-12112 and 811-05032)
Filing Pursuant to Rule 485(b)

Ladies and Gentlemen:

Please be advised that that Baron Investment Funds Trust (the “Registrant”), is filing, pursuant to Rule 485(b) under the Securities Act of 1933, and Section 8(a) under the Investment Company Act of 1940, Post-Effective Amendment No. 59 (“PEA No. 59”) to the Registrant’s Registration Statement on Form N-1A, together with certain exhibits thereto. The purpose of PEA No. 59 is to: (i) respond to the Staff’s comments to Post-Effective Amendment No. 58; (ii) update the Registrant’s financial information for the fiscal year ended September 30, 2017; and (iii) make other non-material changes.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
Vice President and General Counsel